July 21, 2014

VIA EDGAR & U.S. MAIL
Pamela A. Long, Assistant Director
Edward M. Kelly, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	LipidViro Tech, Inc. Current Report on Form 8-K Filed May 5, 2014 Amendment to Current Report on Form 8-K Filed May 15, 2014 File No. 0-49655

Dear Ms. Long and Mr. Kelly:

We hereby submit the responses of NAC Global Technologies, Inc., formerly known as LipidViro Tech, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 9, 2014, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Current Report on Form 8-K (the “Original 8-K”), and Amendment to Current Report on Form 8-K (the “First Amendment”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the respective page numbers in the Original 8-K or the First Amendment. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Original 8-K or the First Amendment, as indicated in the specific response.

Form 8-K filed May 5, 2014

General

1.	Update your EDGAR company profile to reflect the location of your principal executive offices in Jacksonville, Florida.

Company Response: We have updated our EDGAR company profile accordingly.

Business, page 3

2.
Please disclose the specific factual basis for your statements that you have "already earned the reputation of manufacturing the finest harmonic gearboxes in the USA and perhaps the world" and are "the recognized industry leader in the printing industries" on page 4. Also disclose the basis for your reference in MD&A to "opportunities in [your] sales pipeline that exceed $30,000,000 annually on a probability weighted average" and that you "believe annual revenues of $75,000,000 to $100,000,000 [are] within [your] potential in the existing markets and orders of magnitude higher in emerging markets." In light of your small market penetration, going concern opinion, and early stage of development, discussed in MD&A, these statements do not seem supportable. Please also provide your basis for the statement that "[t]he United States government considers the development wind turbines without permanent magnets as a matter of national interest." Note that you must have a reasonable basis for all projections and assertions you disclose. If you do not have a reasonable factual basis for these statements and others like them, please remove them from the Form 8-K. Where you are relying on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, provide us copies of each source, marked clearly to highlight the portion or section that contains the information, and cross reference it to the appropriate location in the Form 8-K.

Company Response: We have removed those statements.

3.
For each of your existing or planned products, specify the schedule for implementing the enhancement or development. For example, indicate whether the enhancement or development is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. We note, for example, disclosure on page 5 that you intend to augment existing facilities and equipment in the Port Jervis, New York facility to manufacture early 100KW wind turbine gearboxes with harmonic gearing technology for lab and field testing and to begin research and development of motorized drives for prosthetic limbs. Similarly, we note disclosure on page 6 that you intend to scale up designs for the production of large drives in diameters of about five feet, suitable for six to 10 megawatt wind turbines, and the disclosures on pages 7-9 generally.

Company Response: We have added to the disclosures accordingly.

4.
Disclose the sources and availability of materials and components of your products and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. We note the disclosure in the twelfth risk factor that you depend on sole or limited source suppliers for key materials and components of your products. Additionally, disclose whether you have any agreements with suppliers, and, if so, advise what consideration you have given to filing the agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Company Response: We have disclosed the requested information.

5.
Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities is borne directly by customers. See Item 10I(h)(4)(x) of Regulation S-K.

Company Response: We have disclosed the requested information.

Our Corporate History and Background, page 4

6.
Clarify here and elsewhere in the Form 8-K that that you are the exclusive sale representative and distributor of Beijing CTKM Harmonic Drive Co. Ltd. or CTKM throughout the world except for the People's Republic of China for the sale and distribution of CTKM's harmonic drive gearing products and any other products that CTKM may offer for sale. We note the disclosure in the agreement filed as exhibit 10.3 to the Form 8-K.

Company Response: NAC Drive Systems, Inc. is the exclusive sales representative and distributor for CTKM throughout the world except in the People’s Republic of China.  However, it does not promote the CTKM product which is not equivalent to the NAC Drive System’s Inc. product.  NAC Drive Systems, Inc.'s promotes only its harmonic gearing, which is manufactured at the CTKM factory as higher quality levels and in different form than the CTKM product sold in domestic China.

When CTKM receives an international inquiry, it is forwarded to NAC Drive Systems, Inc. and we convert the product offering to an NAC Drive System’s Inc. design.  In few instances, we act as a distributor, purchasing and reselling the standard CTKM product.  While our initial contract with CTKM was written as a sales and distribution agreement, it actually resulted in a manufacturing agreement that disallows CTKM from working outside of China and disallows NAC Drive Systems, Inc. from working within China.

7.
We note the disclosure here and elsewhere in the Form 8-K that you have the sole right to manufacture by way of subcontracting at CTKM's factory. We are unable to locate any provision in the agreement filed as exhibit 10.3 to the Form 8-K giving you the sole right to manufacture by way of subcontracting at CTKM's factory. Please reconcile the disclosures. If you have a separate agreement giving you the sole right to manufacture by way of subcontracting at CTKM's factory, advise what consideration you have given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Company Response: The  agreement, filed as Exhibit 10.3, provides at the bottom of Page 1 that “Additionally, NAC shall have the sole right to subcontract to the Company manufacturing of harmonic drive gearing and its associated components, and the Company agrees that it will not engage in manufacturing of harmonic drive gearing products for any third party companies.”

8.	Please clarify the relationships and transactions among the companies identified in this section. For example:

•	Is Conic Systems, Inc. or Conic a predecessor company, or, as suggested by your reference to a "sister" company, is it just owned by the same persons or entities as NAC?

•	Does Conic own Nireco? We note that although Nireco is or was a publicly traded company in Japan, Conic "repurchased the shares of Nireco," suggesting that Nireco is a subsidiary of Conic.

•
You say that in the fourth quarter of 2010, NAC's board decided to fully acquire Conic and merge the two companies, but it is unclear whether this has actually taken place. In this regard, we note that you agreed to acquire all of Conic chief executive officer's shares in August 2011, but your disclosure also says that you will refund a deposit you made to the chief executive officer "if the acquisition does not close." Please clarify whether this acquisition has closed, what percentage of Conic you have acquired, and describe the terms of the 10 year payout for this transaction in reasonable detail, here and in "Certain Relationships and Related Transactions, and Director Independence."

Company Response: Conic does not own Nireco and never held any position in Nireco.  Nireco owned a 25% stake in Conic Systems.  In 2009, Conic repurchased the shares from Nireco; and thereafter, neither company had any equity interest in the other.  During the period that Nireco held a minority interest in Conic, Conic was a consolidated subsidiary of Nireco, as Nireco had sufficient influence over Conic to warrant the consolidation.  The Board of Directors of NAC Drive Systems, Inc. authorized the acquisition of Conic in 2011, through the purchase of the shares of Conic owned by Vincent Genovese, our Chief Executive Officer.  The ten year (10) payout was believed to be the best course at the time, but those payouts have not been made at the consent of NAC Drive System, Inc.  Since that time NAC Drive Systems, Inc. has yet to consummate the acquisition of Conic and, what modest downpayment was made, has been treated as a deposit and qualified as such well before the Company’s decision to merge with LipidViro (now known as NAC Global Technologies, Inc.).  The deposit was made to in good-faith show that the purchase of Vincent Genovese’s shares will occur in the future.   Accordingly, the acquisition has not occurred and will only occur once it is economically feasible.  Until that time, we consider Conic an affiliated company because we share a location and they contribute to our goals.

Customer Base, page 6

9.
Disclose your dependence on one or a few customers. See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure under "Concentration of risks" on page 8 of exhibit 99.1 to the Form 8-K that 65% of your revenues in 2013 and 40% in 2012 were obtained through transactions with your top four customers. Additionally, advise what consideration you have given to risk factor disclosure of your dependence on one or a few customers. See Item 503® of Regulation S-K.

Company Response: We have revised the disclosure accordingly and added a risk factor to disclose our dependence on a few customers.

Aerospace and Defense Market, page 7

10.
Disclosure states that you have active aerospace and defense sales pipelines with quotations or executed LOIs exceeding $10 million, and clarify, if true, that by "LOP' you mean letter of intent. Additionally, clarify that quotations or executed LOIs are not binding contracts. Similarly, revise the disclosure on page 18.

Company Response: We have revised the disclosures accordingly.

Intellectual Property, page 9; If the patents we own or license..., page 13

11.
Please disclose any patents, licenses, franchises, concessions, royalty arrangements, or labor contracts that you rely upon, including duration. See Item 101(h)(4)(vii) of Regulation S-K. In this regard, we also note inconsistent disclosures in these sections that make it unclear whether you actually own any patents or have only applied for patents.

Company Response: We have only applied for patents and have revised the related disclosures accordingly.

Government Regulation, page 10

12.
Disclose the need for any governmental approval of your principal products. If governmental approval is necessary and you have not yet received that approval, discuss the status of the approval within the governmental approval process. See Item 101(h)(4)(viii) of Regulation S-K.

Company Response: Our principal products do not require any government approval.  The government regulation referred to in this section (i.e., ITAR (International Traffic in Arms Regulations)) discloses that we cannot share any information or materials pertaining to defense and military related technologies with non-U.S. citizens.  For example, if we receive drawings from a defense contractor, we are prohibited from sharing those drawings and related information with a non-U.S. citizen, unless first receiving prior approval from the Department of State.

13.	Disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

Company Response: Due to ITAR, we cannot easily manufacture specialized drives for military and defense applications outside of the United States or share technical information regarding these applications with non-U.S. citizens.  Accordingly, as previously disclosed, it is our intention to manufacture defense related products in the United States.

14.	Disclose the costs and effects of compliance with environmental laws at the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Company Response: We do not incur any costs nor bear any effects for compliance with environmental laws at the federal, state, or local levels.

Facilities, page 10; Properties, page 20

15.
Disclose whether you own or lease the Port Jervis, New York facility. If you lease the facility, advise what consideration you have given to filing the lease agreement as an exhibit to the Form 8-K. Additionally, advise what consideration you have given to filing the lease agreement for your principal executive offices in Jacksonville, Florida. See Item 601(b)(10) of Regulation S-K.

Company Response: We have revised the disclosures accordingly and have included the leases as exhibits.

Risk Factors, page 10

16.
Some of your risk factor subheadings state a fact or describe an uncertainty, but they do not state any risk. For example, refer to the third, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, and twenty-first risk factors. State succinctly in the subheadings the risks that result from the fact or uncertainty. See Item 503® of Regulation S-K.

Company Response: We have revised the subheadings for those disclosures accordingly.

If we lose the service of our key personnel..., page 12; If third parties claim what we infringe  their intellectual property rights..., page 14

17.
Disclosures that you are highly dependent on your senior management and other key officers and that many of your employees were previously employed at other engineering companies appear inconsistent with disclosure under "Employees" on page 10 that you have only one direct employee and share three full time employees and one part time employee with Conic Systems, Inc. or Conic. Please reconcile the disclosures.

Company Response: We have reconciled the disclosures accordingly.

Need for Additional Financing, page 14

18.
In this risk factor, please disclose that your auditors have issued a going concern opinion because of the substantial doubt about your ability to continue as a going concern. Please also reconcile disclosure here with that on page 19 to clarify whether you have plans to obtain additional capital.

Company Response: We have revised the disclosures accordingly.

Because our directors and officers are among our largest shareholders..., page 17

19.	Disclose the percentage of your common stock owned or controlled by your directors and executive officers.

Company Response: We have revised the disclosure accordingly.

Management's Discussion and Analysis of Operations, page 17

20.
Disclosure indicates that you have been approached by Northeastern University to partner in the commercialization of miniature drives for motorized, prosthetic limbs. Clarify whether you have entered in a partnership agreement with Northeastern University, and, if so, advise what consideration you have given to filing the partnership agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Company Response: We have removed that disclosure.

Results of Operations, page 18

21.	We note the phrase "until the completion of our Equity Offering." Please tell us supplementally to what equity offering you are referring. We may have further comment.

Company Response: We have replaced that phrase with “until we obtain additional financing.”

Going Concern, page 19

22.
Disclosure states that your plans include obtaining additional capital through debt or equity financing. Please disclose your timeframe for seeking such additional capital, and disclose that you cannot provide any assurance that additional capital will be available to you through these means or that an offering would be successful.

Company Response: We have revised this disclosure accordingly.

Directors and Executive Officers, page 21

23.	In the biographical paragraphs for each of your directors and executive officers, please clarify their specific business experience during the past five years. See Item 401(e) of Regulation S-K.

Company Response: We have revised the biographies for each of the directors and executive officers.

Outstanding Equity Awards at 2013 Fiscal Year End, page 23

24.	Identify the director who received the award of 23,000 shares of common stock. Please also clarify for us supplementally what you mean by your reference to a "planned equity raise."

Company Response: We have identified the director, who is Rita O’Connor.  We have also clarified the reference to the “equity raise”.

Director Compensation for Fiscal 2013, page 23

25.
Disclosure that you did not pay any of your directors compensation for their services as directors in 2013 is inconsistent with the disclosure that your board of directors approved the award of 23,000 shares of common stock to a director on March 14, 2013 and determined the performance condition to be probable as of December 31, 2013. Please reconcile the disclosures. Additionally, since the stock award is compensation, provide the disclosure required by Item 402® of Regulation S-K. We note the disclosure under "Equity" on page 9 of exhibit 99.1 to the Form 8-K that you recognized stock compensation expense of $215,625 for the year ended December 31, 2013 for the stock award.

Company Response: We have revised the disclosure accordingly.

Potential Payments upon Termination or Change in Control, page 24

26.
Disclosure that your executive employment agreements do not call for any potential payments upon termination or change in control is inconsistent with disclosure under "Employment Agreements" on page 23 that you do not have any employee arrangements with any of your executive officers. Please reconcile the disclosures. If you have employment agreements with your executive officers, file the employment agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Company Response: We have reconciled the disclosures accordingly.

Related Party Transactions, page 24

27.
Identify the chief executive officer with whom you entered into an agreement on August 24, 2011 to acquire all of his shares in Conic. Additionally, disclose that the agreement is filed as exhibit 10.4 to the Form 8-K.

Company Response: We have identified the chief executive officer, who is Vincent Genovese.  We have also disclosed that the agreement is filed as Exhibit 10.4.

Changes in Registrant's Certifying Accountant, page 29

28.
Please revise your disclosure to address the fact that the former accountant's opinion expressed substantial doubt about the company's ability to continue as a going concern. We remind you that you are required to state whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. Please refer to Item 304(a)(1)(ii) of Regulation S-K. When you amend your disclosure, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosure as required by Item 304(a)(3) of Regulation S-K.

Company Response: We have re-inserted Item 4.01 and revised it accordingly. We have also re-filed an amended Exhibit 16.1

Exhibit 2.1

29.
We note that the table of contents for the exhibit does not include a complete list of attachments. Additionally, you did not identify the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. Please revise.

 Company Response: We have re-filed the exhibit accordingly.

Exhibits 4.2, 10.1, and 10.2

30.
It appears that these exhibits have not been filed in final form. To the extent that any subsequent changes made to these documents do not fall within the categories of changes described in paragraphs (A) and (B) of Instruction 1 to Item 601 of Regulation S-K, please file final executed documents by amendment to the Form 8-K.

Company Response: We have re-filed those exhibits accordingly.

Exhibits 10.1 and 10.2

31.
We note that you did not file all attachments for each of the exhibits. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibits with all attachments by amendment to the Form 8-K.

Company Response: We have re-filed those exhibits accordingly.

Amendment to Form 8-K filed May 15, 2014

Financial Information — Management's Discussion and Analysis of Operations, page 17 Results of Operations, page 18

32.
We note disclosures related to unusually low gross margin dropped shipped sales of $90,000 during the quarter ended March 31, 2013 and $191,250 during the year ended December 31, 2013. Please more fully address the nature and terms of the sales, their impact on gross profit margins during each period, and your basis for determining the sales should be recorded in your financial statements on a gross basis.

Company Response: We have revised the disclosures accordingly.

Year Ended December 31, 2013 Compared With Year Ended December 31, 2012  Liquidity & Capital Resources, page 20

33.	Please disclose and discuss the significant terms of your line of credit and debts with related parties.

Company Response: We have revised the disclosure accordingly.

Exhibit 99.1

General

34.	Please revise the notes to your financial statements to provide the entity wide disclosures required by ASC 280-10-50-40 and 50-41.

Company Response: Relating to ASC 280-10-50-40, we are confirming that we are selling a single type of product; therefore, reporting of different product segments and services does not apply.  We have revised the notes to the financial statements accordingly to disclose geographic concentration of revenues.

Note 1 — Business and Summary of Significant Accounting Policies, page 6 Deferred offering costs, page 7

35.	Please provide us the following information:

•	The specific nature of the third party costs included in deferred offering costs, including when the costs were incurred;

•	The specific proposed or actual offering that the costs relate to; and

•	How you determined that the costs do not relate to an aborted offering based on the provisions of SAB Topic 5A and the fact that the majority of the costs have been deferred for over 15 months.

Company Response: We have provided the requested information and revised the financial statements accordingly.

Concentration of risks, page 8

36.
Please revise your disclosures related to significant customers to separately disclose the percentage of revenues attributable to each significant customer during each period presented as required by ASC 280-10-50-42.

Company Response: We have revised the disclosure accordingly to show the percentage of revenues attributable to each significant customer and to include only those customers with revenues of more than 10% of total revenue.

Note 5 — Equity, page 10

37.
Please provide us additional information related to the specific terms and conditions for 23,000 common shares awarded to a director that vest "upon completion of the Company's planned equity raise." Please explain how management determined that the performance condition was probable as of December 31, 2013. Please also explain how you determined that it was appropriate to recognize $215,625 of stock compensation expense during 2013 and $71,875 of stock compensation expense during 2014, including the specific accounting literature that you relied upon.

Company Response: The Company agreed in March 2013 to award 23,000 shares to a director upon “completion of the Company’s planned equity raise.”  The intent of this award was to incentivize the director to provide support and financial planning assistance in conjunction with the Company’s goal of raising approximately $5,000,000. This share-award was deemed to contain a performance condition as defined under ASC 718-10-20.  Prior to completing the 2013 financials, NAC Harmonic Drive, Inc. (subsequently renamed NAC Drive Systems, Inc.) issued 23,000 shares in April 2014 to the director.  The shares were issued as closing of the reverse acquisition of the shell company (LipidViro Tech, Inc.) was eminent, and access to capital through a registered offering was anticipated in 2014.  In completion of the financial audit, the Company’s management conferred with its independent auditor who advised if greater than a 60% probability existed at December 31, 2013, that the award would be granted, an expense should be booked as work was conducted in 2013.   Management and the independent auditors agreed that greater than a 60% probability had existed.  Additionally, since the March 2013 agreement, 9 months of work was completed in 2013 and 3 months completed in 2014.  Cost of the award was based upon the most recent common stock price of $12.50 per share set by 3 private transactions.  Therefore, the total costs were determined to be $287,500 with 9/12 of the cost booked to 2013 (corresponding to the period from the grant date to December 31, 2013) and 3/12 to 2014. We used the guidance in ASC 718-10-30-12 and the example in ASC 718-20-55-37 as a basis for the accounting of this share-based award.

Note 6 — Related Party Transactions, page 10

38.	Please disclose the amount of related party expenses that you recorded related to the agreement with Conic during the years ended December 31, 2013 and 2012 as required by ASC 850-10-50-lc.

Company Response: The disclosure has been added accordingly.

39.
We note your disclosure regarding the deposit you recorded to acquire Conic. Please clarify why the acquisition has not yet occurred and if or when you expect it to occur. Since this pending acquisition appears to be with a company under common control, please explain to us how you determined that historical financial statements for Conic should not also be included in the filing.

Company Response: The acquisition has not occurred because the Company lacks the financial resources to make the payments called for under the original agreement.  Because the current financial needs and capital needs of the Company contemplate the need to raise funds in order to support the business rather than effect acquisitions, and because any profit from current or foreseeable future revenues and growth will necessarily be  used to support the business, we do not believe that the consummation of the acquisition amounts to a foreseeable or probable event and therefore the historical financial statements for Conic are not and we respectfully suggest should not be included in the filings of this current report on Form 8-K.

Note 9 — Subsequent Events, page 12

40.	Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Company Response: The note has been revised accordingly.

41.
Please disclose the significant terms of the convertible note that was issued and the related registration rights agreement, including, to the extent applicable, any penalties if you do not register the common shares underlying the convertible note in the time frame specified by the agreement. Also, please tell us how you accounted for the convertible note, including your evaluation of any beneficial conversion feature.

Company Response: The note has been revised accordingly, including the disclosure on the beneficial conversion feature.

Exhibit 99.2

General

42.
Please remove the pro forma balance sheet as of December 31, 2013. Note that you should only present a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in that balance sheet. Please refer to Rule 11-02(c)(1) of Regulation S-X. Please also revise the disclosures under overview and basis of presentation on page 5 to clarify that the pro forma balance sheet as of March 31, 2014 is presented as if the reverse merger occurred on March 31, 2014.

Company Response: We have removed the pro forma balance sheet as of December 31, 2013.  Additionally, we have revised the disclosures accordingly.

43.
We note disclosures on page 5 that indicate the pro forma financial statements have been prepared assuming the reverse merger is accounted for as a capital transaction, the accounting treatment is preliminary and subject to change, and the actual accounting may differ significantly from the pro forma presentation. It is not clear to us how or why these disclosures are applicable or appropriate. Please clarify or revise.

Company Response: We have deleted those disclosures.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2014, page 1

44.	It appears to us that the convertible note and total current liabilities line items in the pro forma total column are misstated. Please revise as appropriate.

Company Response: The line items in the pro forma have been revised accordingly.

Notes to the Unaudited Pro Forma Financial Statements, page 5  Pro Forma Adjustments, page 5

Notes (B) and (C)

45.
It is not clear to us why the annual and interim pro forma statements of operations do not reflect interest expense related to the convertible note. It is also not clear to us why the annual and interim pro forma statements of operations reflect the $275,000 to be paid to the LipidViro Tech creditors as acquisition expenses or how these pro forma adjustments comply with Rule 11-02(b)(6) of Regulation S-X. Please clarify or revise.

Company Response: The annual and interim pro forma statements of operations have been revised to reflect interest expense related to the convertible note.  The $275,000 was consideration paid by NAC to the shareholders of LipidViro Tech, Inc. (now known as NAC Global Technologies, Inc.) who assumed the latter’s liabilities and was not paid to creditors.  As such, these are accounted as acquisition expenses of NAC in the pro forma statements.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our securities counsel at (212) 603-6300.

Respectfully submitted, NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO